1190723

No Act
P.E. 5-27-03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2003

Act Exchange Act of 1934
Section 14(d) + 14(e)
Rule 14d-10 + 14e-5
Public
Availability May 27, 2003

Carlos J. Spinelli-Noseda, Esq.
Sullivan & Cromwell, LLP
125 Broad Street
New York, NY 10004

Re: Exchange Offer by Tenaris S.A. for Tubos de Acero de Mexico, S.A.
File No. TP 03-75



03023577

Dear Mr. Spinelli-Noseda:

We are responding to your letter dated May 27, 2003, as supplemented by conversations with the staff. A copy of that incoming correspondence is attached to this letter. Each defined term in our response has the same meaning as defined in your letter, unless we otherwise indicate.

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). Due to the substantial level of U.S. ownership as calculated by the instructions to paragraphs (c) and (d) to Rule 14d-1, we have strictly limited the relief granted in this letter. In granting this relief, we note that the Mexican Offer is being conducted in accordance with the requirements of Mexican law from which no relief is available. The exemption from Rule 14d-10 is to permit *Tenaris S.A.* (Tenaris) to make the U.S. Offer available to all persons who hold shares and ADSs of *Tubos de Acero de Mexico, S.A.* (Tamsa). All Mexican persons who hold shares of Tamsa also can participate in the Mexican Offer, to be held simultaneously with the U.S. Offer. The exemption from Rule 14e-5 is to permit Tenaris to purchase or arrange to purchase shares of Tamsa pursuant to the Mexican Offer during the U.S. Offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers. In addition, the Division of Corporation Finance will not recommend enforcement action if the Mexican Offer is conducted without compliance with Section 14(d) of the Exchange Act, and the rules thereunder, as described in your letter.

The foregoing exemptions from Rules 14d-10 and 14e-5 and no-action position under Section 14(d) are based solely on your representations and the facts presented, including your representations regarding the conflicting regulatory schemes and tender offer practices. The relief is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,



Pamela W. Carmody
Acting Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

Act	Section	Rule
Securities Exchange Act of 1934	14(d)	14d-10
Securities Exchange Act of 1934	14(e)	14e-5

May 27, 2003

CONFIDENTIAL TREATMENT REQUESTED BY TENARIS S.A.

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Mr. Nicholas Panos
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Assistant Director, Trading Practices
Office of Risk Management and Control
Division of Market Regulation

Re: Exchange Offer by Tenaris S.A. for Tubos de Acero de México, S.A.

Ladies and Gentlemen:

We are writing on a confidential basis on behalf of our client, Tenaris S.A. (“*Tenaris*”), a company organized under the laws of Luxembourg, which has announced its intention, subject to receipt of all applicable regulatory and shareholder approvals, to offer to exchange its ordinary shares and American Depositary Shares (“*ADSs*”) for all the issued and outstanding common shares and ADSs that it does not already own of Tubos de Acero de México, S.A. (“*Tamsa*”), a company organized under the laws of Mexico.

Tenaris intends to make the proposed exchange offer using a dual offer structure. Tenaris will make concurrent offers in the United States and in Mexico, with the United States offer (the "*U.S. Offer*"), which will be registered under the Securities Act of 1933, as amended (the "*Securities Act*"), being open to all holders of Tamsa shares and ADSs. Notwithstanding that the U.S. Offer will be open to, and capable of acceptance by, all holders of Tamsa shares and ADSs, Mexican law requires, in connection with the delisting of Tamsa's shares in Mexico, that Tenaris also make an offer in Mexico, as described below. Due to certain aspects of Mexican law that are in direct conflict with U.S. regulation of exchange offers, as described below, and from which the Comisión Nacional Bancaria y de Valores (the "*Mexican Banking and Securities Commission*", or "*CNBV*") has been unable to provide relief, we believe the offer in Mexico must be made separately from the U.S. Offer.

The offer in Mexico (the "*Mexican Offer*" and, together with the U.S. Offer, the "*Exchange Offers*") will not be registered under the Securities Act and, accordingly, will not be open to U.S. persons. To that end, participation in the Mexican Offer will be available only to holders of Tamsa shares who certify in writing to Tenaris that they (or accounts on whose behalf they are acting) are located outside of the United States and are not U.S. persons (as such terms are defined in Regulation S of the Securities Act). The Mexican Offer will not be open to holders of Tamsa ADSs. In addition, as permitted by Mexican law, no updated prospectus is required to be delivered pursuant to the Mexican Offer, and none will, in fact, be delivered to holders participating in the Mexican Offer. Moreover, in the Mexican Offer, Tenaris shares will only be made available in sufficient numbers to acquire the Tamsa shares held by residents of Mexico. Tenaris believes that residents of Mexico currently hold approximately 356,000 Tamsa shares, or approximately 0.1% of the outstanding shares (including shares represented by ADSs) of Tamsa not held by Tenaris or its affiliates. Consequently, as a practical matter, Tenaris and Tamsa believe that the Mexican Offer will be of limited significance, and it is quite possible that all the outstanding Tamsa securities will be exchanged for Tenaris securities through the U.S. Offer.

The U.S. Offer will be structured to comply with the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), and Regulations 14D and 14E promulgated thereunder and all other applicable U.S. laws and regulations. The Mexican Offer will be structured to comply with the applicable Mexican securities laws and regulations issued thereunder by the CNBV.

As previously discussed with you, we, as U.S. counsel to Tenaris in connection with the proposed Exchange Offers, respectfully request on behalf of Tenaris that the Securities and Exchange Commission (the "*Commission*") grant the following relief in connection with the Exchange Offers:

- exemptive relief from the provisions of Rule 14d-10 promulgated under the Exchange Act to permit the dual offer structure described below; and
- exemptive relief from the provisions of Rule 14e-5 under the Exchange Act to permit Tenaris to purchase Tamsa shares pursuant to the Mexican Offer.

After extensive consultation with Mexican counsel, we are requesting on behalf of Tenaris only such limited relief as we believe is necessary to accommodate direct conflicts between U.S. law and practice and those of Mexico, as described in greater detail below.

Background

Tamsa

Tamsa is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act and is a reporting company under the Exchange Act.[1] Consistent with Tamsa's status as a foreign private issuer:

- no more than 5.6% of the total outstanding shares of Tamsa (including shares represented by ADSs and shares held by Tenaris or its affiliates) is currently held by residents of the United States;
- none of Tamsa's executive officers or directors are U.S. citizens or residents, and none of Tamsa's operative assets are located in the United States;
- Tamsa makes negligible sales into the U.S. market and, as a result of certain protective tariffs, the U.S. market is effectively closed to many of Tamsa's principal products; and

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1 Tamsa was also a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act immediately prior to the commencement on November 11, 2002, of the First Exchange Offer (as defined below). As stated below, the First Exchange Offer was the subject of review by the Commission under both the Securities Act and the Exchange Act, and no exemptive or no-action relief was requested with respect to the First Exchange Offer.

- Tamsa's business is administered principally from Mexico, and in no sense is it administered from the U.S.

The Tamsa shares are listed on the Bolsa de Comercio de México (the "*Mexican Stock Exchange*") and the Tamsa ADSs are listed on the American Stock Exchange (the "*AMEX*"). Tenaris beneficially owns approximately 94.4% of Tamsa's outstanding capital stock. Tamsa is the sole Mexican producer and a leading global producer of seamless steel pipe products, including casing, tubing, line pipe and various other mechanical and structural seamless pipes for different uses. For the fiscal year ended December 31, 2002, Tamsa's net sales, calculated in accordance with accounting principles generally accepted in Mexico, were approximately 6.7 billion Mexican pesos and its operating profit was approximately 1.1 billion Mexican pesos.

Tenaris

Tenaris is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act and is a reporting company under the Exchange Act. Tenaris's ordinary shares are listed on the Mexican Stock Exchange, the Buenos Aires Stock Exchange and Milan Stock Exchange, and its ADSs are listed on the New York Stock Exchange. Tenaris is a manufacturer and supplier of seamless and welded steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in markets worldwide, that carries out its operations through its subsidiaries, including Tamsa. Tenaris's principal products include casing, tubing, line pipe, and mechanical and structural pipes. For the fiscal year ended December 31, 2002, Tenaris's net sales, calculated in accordance with international accounting standards, or IAS, were approximately $3.2 billion and its net income was approximately $94 million.

Background to the Exchange Offers

After a series of corporate reorganization transactions, as of October 18, 2002, Tenaris beneficially owned approximately 50.8% of Tamsa's outstanding capital stock. Currently, Tenaris beneficially owns approximately 94.4% of Tamsa's outstanding capital stock as a result of the consummation on December 17, 2002, of an exchange offer (the "*First Exchange Offer*") by Tenaris to exchange its shares and ADSs for all outstanding shares and ADSs of Tamsa and two other companies. The First Exchange Offer was the subject of review by the Commission under both the Securities Act and the Exchange Act, and no exemptive or no-action relief was requested with respect to the First Exchange Offer.

Because Tenaris acquired control of more than 88% of Tamsa's outstanding capital stock pursuant to the First Exchange Offer, Tenaris is required under

Mexican law to cause the delisting of Tamsa from the Mexican Stock Exchange and, in connection with such delisting, to establish a fiduciary account (*fideicomiso*) in Mexico with a term of at least six months and allocate to that fiduciary account the number of Tenaris shares necessary to acquire any remaining shares of Tamsa held in Mexico for the same consideration offered in the First Exchange Offer. Tenaris will allocate to this fiduciary account only the amount of Tenaris shares necessary to acquire Tamsa shares held by residents of Mexico. Tenaris expects that Tamsa, following consummation of the U.S. Offer, will no longer meet the listing requirements of the AMEX for continued listing and intends, as soon as possible thereafter, to petition, or cause Tamsa to petition, the AMEX to delist the Tamsa shares and ADSs, subject to applicable law.

Through the Exchange Offers, Tenaris intends to provide the remaining public holders of Tamsa shares and ADSs with an additional opportunity to exchange their shares and ADSs for Tenaris shares and ADSs on similar conditions to those in the First Exchange Offer.

Based on information received from Tamsa and from the depositary for the Tamsa ADSs, Tenaris estimates that no more than 98% of the outstanding shares (including shares represented by ADSs) of Tamsa not held by Tenaris or its affiliates are currently held by U.S. persons and that approximately 2% are currently held by non-U.S. persons and, further, that approximately 0.1% are currently held by residents of Mexico.[2] As mentioned above, as a result of this geographical distribution and of the fact that the U.S. Offer will be open to all holders of Tamsa shares and ADSs, we believe that the Mexican Offer has comparatively limited practical significance. It is worth noting, for example, that dividends have not been collected for over five years with respect to approximately half of the Tamsa shares held by residents of Mexico (under Mexican law,

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2 Although Tenaris estimates, based on information received from Tamsa and from the depositary for the Tamsa ADSs, that no more than 98% of the outstanding shares (including shares represented by ADSs) of Tamsa not held by Tenaris or its affiliates are currently held by U.S. persons, U.S. persons could under no circumstances hold more than 5.6% of the total outstanding shares of Tamsa (including shares represented by ADSs and shares held by Tenaris or its affiliates) because Tenaris or its affiliates hold the remaining 94.4%. Tenaris also estimates that, in fact, U.S. persons hold approximately 4% of the total outstanding shares of Tamsa (including shares represented by ADSs).

As Tamsa was one of the first foreign private issuers to list its ADSs in the United States (in the late 1960s), Tenaris also estimates that the number of shareholders resident in the United States is not large and believes that most shareholders resident in the United States are individuals with small shareholdings (whether in the form of shares or ADSs) that are held in physical, certificated form.

certain affirmative actions must be taken by a shareholder to collect dividends paid on the stock of a Mexican company).

Offer Structure

A dual offer structure is necessary in order to accommodate direct conflicts between U.S. and Mexican law with respect to exchange offers such as those contemplated by Tenaris, as well as to accommodate the requirement of Mexican law that an offer be made in Mexico, notwithstanding that the U.S. Offer will be made to, and capable of acceptance by, all holders of Tamsa shares and ADSs.

The Exchange Offers will commence simultaneously, as soon as practicable after receipt of all applicable regulatory and shareholder approvals.

As required by applicable Mexican law, the Mexican Offer will be made through the establishment by Tenaris in Mexico of a fiduciary account with a term of not fewer than six months. Tenaris must allocate to that fiduciary account the number of Tenaris shares necessary to acquire, for the same consideration offered in the First Exchange Offer, any remaining Tamsa shares held in Mexico. Tenaris intends to establish the requisite fiduciary account (the "*Fiduciary Account*") on the date of the commencement of the Exchange Offers.

As required by Rule 14e-1 promulgated under the Exchange Act, the U.S. Offer will remain open for acceptance for a period of 20 U.S. business days and thereafter for such additional period or periods as may be determined by Tenaris and as may be mandated by the provisions of Regulation 14E under the Exchange Act (as so extended, the "*U.S. Offering Period*").

As required by Section 14(d)(5) of the Exchange Act and Rule 14d-7 promulgated thereunder, holders of Tamsa shares or ADSs who tender into the U.S. Offer during the U.S. Offering Period will be permitted to withdraw their tenders at any time prior to the expiration of the U.S. Offering Period. As a result, no settlement of tenders made into the U.S. Offer will occur until the end of the U.S. Offering Period, which will be at least 20 U.S. business days after the commencement of the Exchange Offers.

By contrast, in accordance with Mexican law, transactions in Mexico using a fiduciary account structure (like the Fiduciary Account) are required to be settled immediately. In addition, shareholders tendering to a Fiduciary Account in Mexico are not permitted to have any withdrawal rights, as shareholders tendering to an offeror in the United States would have pursuant to Section 14(d)(5) of the Exchange Act and Rule 14d-7 promulgated thereunder. Tenaris has been informed by the CNBV that no relief will be granted in connection with the Fiduciary Account from the requirement of Mexican law to have immediate settlement and to prohibit withdrawal rights. We understand from Mexican counsel that an important factor in the CNBV's decision not to grant the requested relief is that the Mexican authorities consider the Mexican Offer, as a mandatory delisting procedure executed in connection with the establishment of the Fiduciary Account, to be a transaction of the sort in which they do not have the discretionary authority to grant relief on a case-by-case basis.

Because we understand no relief will be granted under Mexican law in connection with the Mexican Offer, the provisions of Section 14(d)(5) and Rule 14d-7 with respect to withdrawal rights remain in direct conflict with the legal framework governing the Fiduciary Account and the offer made in connection therewith. As a result, Tenaris is unable to make a single offer to both U.S. persons and Mexican holders that satisfies all applicable U.S. and Mexican laws and regulations, and must resort to a dual offer structure.

Under the proposed dual offer structure, Tenaris intends to exchange:

- one of its shares (par value $1.00 per share) for every 0.9452 Tamsa shares tendered pursuant to the Mexican Offer; and
- one of its ADSs (each representing 10 of Tenaris's shares) for every 9.4520 Tamsa shares tendered pursuant to the U.S. Offer and one of its ADSs for every 1.8904 Tamsa ADSs (each representing five of Tamsa's shares) tendered pursuant to the U.S. Offer.

The U.S. Offer and the Mexican Offer will differ in the following respects:

- all holders of Tamsa shares and ADSs may participate in the U.S. Offer, but only persons holding Tamsa shares who certify in writing to Tenaris that they (or accounts on whose behalf they are acting) are located outside of the United States and are not U.S. persons may participate in the Mexican Offer, and the Mexican Offer will not be open to holders of Tamsa ADSs;
- the U.S. Offer, as required by U.S. law, will remain open for acceptance for a period of 20 U.S. business days, while the Mexican Offer, as required by Mexican law, will remain open for not fewer than six months;
- holders will be able to withdraw acceptances made to the U.S. Offer during any time prior to the specified time on the last day of the U.S. Offering Period and no settlement will occur until the end of the U.S. Offering Period, while holders will not be able to withdraw acceptances made to the Mexican Offer and settlement of tenders made into the

Mexican Offer will occur on a daily basis throughout the Mexican Offer; and

- as required by U.S. law, a prospectus forming part of an effective registration statement on Form F-4 and a Schedule TO will be delivered to all holders in connection with the U.S. Offer, while, as permitted by Mexican law, no prospectus will be delivered in connection with the Mexican Offer.

Other than these differences, the U.S. Offer and the Mexican Offer will have substantially identical terms and be conducted, subject to limited exceptions, with substantially identical procedures. In particular, the U.S. Offer and the Mexican Offer:

- will offer the same underlying ratio of Tenaris securities to Tamsa securities;
- will commence on the same day; and
- will feature substantially identical payment mechanisms for fractional shares.

Discussion

The Dual Offer Structure and Rule 14d-10

Rule 14d-10 promulgated under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of Tamsa shares and ADSs. Conversely, the Mexican Offer will be open to holders of Tamsa shares who are Mexican persons, and will not be open to holders of Tamsa ADSs. Literal application of Rule 14d-10 would prohibit the dual structure of the Exchange Offers.

The dual offer structure of the Exchange Offers is consistent with the Commission's rules relating to cross-border tender and exchange offers and with prior Commission orders. Due to the level of United States ownership, the Exchange Offers would not qualify for the "Tier I" or "Tier II" exemptions set forth in paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act (the "*Cross-Border Exemptions*"). Nevertheless, in the adopting release that accompanied the Cross-Border Exemptions (Release Nos. 33-7759, 34-42054; International Series Release No. 1208), the Commission stated that, when United States ownership exceeds 40%, the Commission would consider relief on a case-by-case basis when there is a direct conflict between the

United States laws and practice and those of the home jurisdiction. As indicated above, there remain several points of conflict between exchange offer rules and practice in Mexico and in the United States.

The Commission has approved dual offer structures in prior orders. In *In the Matter of Amersham International PLC*, Exchange Act Release No. 34-38797 (July 1, 1997), the Commission concluded that, in view of the existence of conflicting regulatory schemes and tender offer practices and the fact that United States holders and non-United States holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer to be structured as two concurrent offers — one in the United States and one in the foreign jurisdiction. Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without having the foreign offer subject to Section 14(d) of the Exchange Act and the rules thereunder. The Commission recently came to the same conclusion and granted similar relief in connection with a cross border tender offer for a Mexican company (though that tender offer did not involve, as Tenaris's will, a fiduciary account) and in connection with cross border tender offers for Argentine, Chilean, Venezuelan and Colombian companies. See, for example, *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L's Tender Offers for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.*, File No. TP 02-93 (October 14, 2002); *In the Matter of Koninklijke Ahold N.V.'s Tender Offer for Shares and ADSs of Santa Isabel S.A.*, File No. TP 02-120 (September 10, 2002); *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)*, File No. TP 01-239 (October 22, 2001); *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, File No. TP 01-136 (June 5, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, File No. TP 01-108 (March 9, 2001); *In the Matter of Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A.*, File No. TP 01-71 (February 20, 2001); *In the Matter of Exchange Offers by Telefónica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefónica del Perú, S.A. and Telefónica de Argentina S.A.*, No. TP 00-33 (June 5, 2000); *In the Matter of Quilmes' Offer for Shares and ADSs of BAESA*, File No. TP 00-99 (June 2, 2000); *In the Matter of Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.*, File No. TP 99-144 (June 30, 1999); and *In the Matter of ENDESA Tender Offer for Shares of Enersis, S.A.*, File No. TP 99-75 (February 3, 1999).

Further, we note that:

- the Exchange Offers will have the same economic terms and will commence on the same day;

- apart from the differences set forth above, the procedures of the two Exchange Offers are either otherwise identical or in direct conflict with each other, as described above;
- the Mexican Offer will comply with applicable Mexican law, and the U.S. Offer will comply with applicable U.S. law;
- security holders who are not U.S. persons will benefit from certain protections provided by Mexican law, including the provision for daily settlement of tenders into the Mexican Offer, which mitigates any risk associated with the lack of withdrawal rights in the Mexican Offer required by Mexican law; and
- all security holders can avail themselves of the protections of U.S. law in any event, since the U.S. Offer is being made to, and capable of acceptance by, all holders of Tamsa shares and ADSs and for all outstanding Tamsa shares and ADSs.

The Dual Offer Structure and Rule 14e-5

Among other things, Rule 14e-5 promulgated under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offering period, including extensions thereof. Tenaris has informed us that it does not intend to make any purchases or make any arrangements to purchase, directly or indirectly, Tamsa shares or ADSs otherwise than pursuant to the Exchange Offers prior to the expiration date of the Exchange Offers.

We note that, read literally, Rule 14e-5 could be interpreted to prohibit purchases of Tamsa shares pursuant to the Mexican Offer. We believe that the exemptive relief requested from Rule 14e-5 with respect to the Mexican Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. See *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L's Tender Offers for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.*, File No. TP 02-93 (October 14, 2002); *In the Matter of Koninklijke Ahold N.V.'s Tender Offer for Shares and ADSs of Santa Isabel S.A.*, File No. TP 02-120 (September 10, 2002); *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)*, File No. TP 01-239 (October 22, 2001); and

In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A., File No. TP 01-136 (June 5, 2001).

See also the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. Offer. See *In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances,* File No. TP 01-118 (April 19, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A.*, File No. TP 01-108 (March 9, 2001); *In the Matter of Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata*, File No. TP 00-94 (June 20, 2000); *In the Matter of Exchange Offers by Telefónica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefónica del Perú, S.A. and Telefónica de Argentina S.A.*, No. TP 00-33 (June 5, 2000); and *In the Matter of Quilmes' Offer for Shares and ADSs of BAESA*, File No. TP 00-99 (June 2, 2000).

Furthermore, as the proposed dual offer structure involves purchases pursuant to a foreign tender offer, it does not present the same risks as would open market purchases and the policies forming the basis for Rule 14e-5 will not be violated by the exemption being requested. Tenaris's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the transactions occurring outside of the U.S. Offer.

Requested Exemptive Relief

14d-10 Relief

We respectfully request on behalf of Tenaris exemptive relief from the provisions of Rule 14d-10 under the Exchange Act to permit the making of the Exchange Offers in the manner described herein. We also request that the Commission confirm that the Mexican Offer may be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder.

14e-5 Relief

We respectfully request on behalf of Tenaris exemptive relief from the provisions of Rule 14e-5 under the Exchange Act to allow Tenaris to make the simultaneous Mexican Offer and to purchase Tamsa shares thereunder.

Confidential Treatment

Pursuant to Regulation 200.81, we respectfully request on behalf of Tenaris that this exemptive request and the response be accorded confidential treatment until 120 days after the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Tenaris for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

* * * *

In view of the timetable for the Exchange Offers, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact me at (212) 558-4309 or, in my absence, Diego E. Parise at (212) 558-3036 or Daniel N. Webb at (212) 558-7941.

Very truly yours,



Carlos J. Spinelli-Noseda